Exhibit 21.1

Subsidiaries of Placer Sierra Bancshares

Placer Sierra Bancshares has six direct subsidiaries:

1.	Placer Sierra Bank, a California Corporation.

2.	First Financial Bancorp Statutory Trust, a Connecticut statutory business trust.

3.	Placer Statutory Trust III, a Delaware statutory trust.

4.	Southwest Community Statutory Trust I, a Connecticut statutory trust.

5.	Placer Statutory Trust IV, a Delaware statutory business trust.

6.	FDS Liquidation Corporation, a California corporation (inactive).

Placer Sierra Bank has four direct subsidiaries of its own, only one of which his active:

1.	Central Square Company

The other remaining subsidiaries are: PIB Mortgage Company, SCB Investment Company, and SCB Financial Software, Inc.